100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2013-13

MINNESOTA DNR ANNOUNCES PUBLICATION DATE FOR POLYMET
SUPPLEMENTAL DRAFT ENVIRONMENTAL IMPACT STATEMENT

St. Paul, Minnesota, August 23, 2013 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet” or the “Company”) is pleased to report that the Minnesota Department of Natural Resources ("DNR") has announced that the 1,800 page NorthMet supplemental draft Environmental Impact Statement ("EIS") will be available for public review on November 22, 2013 when it will be published in the Federal Register. It will then be published in the Minnesota Environmental Quality Board Monitor on November 25, 2013. The DNR news release has been posted at: http://news.dnr.state.mn.us/ The NorthMet Project, located in the Mesabi Iron Range mining district in northeastern Minnesota, comprises reutilizing the Erie Plant and developing a new open pit mine to extract copper, nickel, and platinum group metals from the NorthMet ore body located six miles east of the Erie Plant.

In response to the DNR announcement, Jon Cherry, President and CEO of PolyMet stated, "PolyMet has worked diligently over the past three-and-a-half years to improve the project design, and to complete the analysis and technical studies for the NorthMet Project as requested by the government agencies. PolyMet will continue to be supportive of the process, which is in the best interest of the community and protecting Minnesota's environment."

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP – Public, Gov't & Environmental Affairs
Tel: +1 (651) 389-4105	Tel: +1 (218) 471-2150
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investor Relations
PolyMet	MZ North America
Jenny Knudson	Pascal Nigen
VP – Investor Relations	Senior Vice-President
Tel: +1 (651) 389-4110	Tel: +1 (212) 301-7149
jknudson@polymetmining.com	pnigen@mzgroup.us
www.mzgroup.us

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2013 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended April 30, 2013 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.